FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    May 2008

Commission File Number    000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2008	BRAZAURO RESOURCES CORPORATION /s/ Mark E. Jones, III Mark E. Jones, III Chairman

Brazauro Resources Corporation

16360 Park Ten Place, Suite 217

Houston, TX 77084

May 15, 2008	Trading Symbol: BZO-TSX.V

BRAZAURO REPORTS INITIAL RESULTS FROM NEW DRILLING AT TOCANTINZINHO --
INTERSECTS 125 METERS at 2.31 GRAMS PER TONNE

Houston, Texas: Results of the first four holes drilled during Brazauro’s 2008 drilling campaign at Tocantinzinho (TZ) are demonstrating continuity within the mineralized zone.

The following table shows the mineralized intercepts in the four holes.

Hole	Intercept (Au)	From (m)	To (m)	Final depth (m)
TOC-08-72	303.90 m at 0.63 g/t	30.90	334.80	335.88
TOC-08-73	192.10 m at 1.20 g/t	70.10	262.20	329.88
TOC-08-74 Including	161.90 m at 1.33 g/t 42.05 m at 2.98 g/t	6.10 50.10	168.00 92.15	313.94
TOC-08-75 Including	227.45 m at 1.60 g/t 125.00 m at 2.31 g/t	46.85 115.80	274.30 240.80	312.42

Mineralized intervals are determined using a cut-off of 0.20 g/t Au. All intercepts are “down the hole” and do not represent true widths.

The current campaign of a minimum of 7,500 meters of infill core drilling is designed to upgrade inferred resources to the indicated category and increase the total resource. To site the location of the holes, Company geologists used the block model that was constructed for the NI43-101 compliant resource estimate, released on December, 2007. The open pit plan for TZ reaches a depth of 300 meters below the surface. Earlier drilling indicated a continuation of higher grades with depth, plunging towards the northwest. This program is designed to reach the planned 300-meter pit bottom throughout the extension of the ore body, thereby adding resources to the deposit.

Commenting on these early assays, Mark Jones, chairman and CEO, said, “The Company is very pleased with the early results from this prefeasibility-stage drilling program. Already, we can see from the length and continuity of these intercepts that much of the 2-million-ounce inferred gold resource at TZ should be able to be upgraded to indicated resource. Concurrently, we are adding resources to the pit model and expect to add a lot more as drilling continues to the northwest.”

The drilling commenced in the southeastern margin of the mineralized envelope and will continue towards the northwestern end of the mineralization. The four drill holes are inclined from 75° to 83° from horizontal and are infill holes which also target the pit bottom at 300 meters.

These drill holes confirm earlier results and indicate that there is little internal waste. Of the 63 drill holes designed to delineate the mineralization at Tocantinzinho main ore body, 49 holes drilled to date have encountered significant mineralization. The table below shows the distribution of these intercepts in terms of length by average grades:

Drill holes with Intercepts of >100m at +1.0 g/t Au	25 holes
Drill holes with Intercepts of >200m at +1.0 g/t Au	10 holes
Drill holes with Intercepts of >100m at +2.0 g/t Au	6 holes
Drill holes with Intercepts of >75m at +2.5 g/t Au	10 holes
Drill holes with Intercepts of >50m at +3.0 g/t Au	5 holes

(The partial totals can not be added as a hole which is >200m at 1.0g/t is also >100m at 1.0g/t)

Sampling Procedures

The recovered NTW and BTW-size cores are split in half by a standard rock saw. One-half is sent to the laboratory in intervals not greater than 2 meters length and cut depending on geologic parameters. The remaining half-core is stored on site. The samples were bagged in lots of fifty (50) and flown from the project site to Itaituba, where SGS-Geosol Ltda. has a sample prep facility. Samples are dried at 105°C, crushed to 2mm, homogenized, and then a 1.0 kg split is taken from approximately 3kg of material. The 1.0 kg split material is pulverized to minus 150 mesh and a 150g split is then taken from this portion for the fire assay. At Itaituba SGS-Geosol prep lab, one “blank” (pure pulverized quartz) is inserted every 40 samples and a sieve test for crushing (90%-2mm) and pulverizing (95%-150#) is performed every 20 samples. The pulps (150 grams) were then air freighted to the SGS-Geosol analytical laboratory in Belo Horizonte for Fire Assay/AA analysis on 50g split. SGS-Geosol is an ISO9001/2000-certified mining and environmental analysis laboratory, and, in addition, participates in various inter-laboratory proficiency testing programs. In addition to the laboratory quality control, Brazauro has added its own check samples each 10 samples.

Mr. Rodrigo Mello, a qualified person as defined in NI 43-101, has read and approved the technical portions of this release.

To recognize and reward the contributions made to the Company by Brazauro’s Brazilian exploration team, the company proposes to reduce the exercise price of 750,000 stock options held by the company’s full time Brazilian employees from $0.85 and $0.86 per share to $0.57 per share. The reduction is subject to regulatory approval.

At Brazauro’s Crepori Project six core-holes were drilled. No significant results were obtained and the project has been terminated.

Mark E. Jones III

Chairman, CEO Brazauro Resources

Corporation

For further information, please contact

Brazauro

Mark Jones, Chairman

Ph: 281-579-3400

info@brazauroresources.com

www.brazauroresources.com

:

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this press release constitute forward-looking statements which are not historical facts and are made pursuant to the “safe harbour” provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this release, words like “anticipate”, “believe”, “estimate”, “expect”, “will”, “intend” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance, achievements or position of the parties to be materially different from the estimated or anticipated future results, performance, achievements or position expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future results, performance, position or achievements. The risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as fuel and electricity) and currencies; changes or disruptions in the securities markets; legislative, political or economic developments in the jurisdictions in which the companies carry on business; the occurrence of natural disasters, hostilities, acts of war or terrorism; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of the company’s projects; risks of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated.